August 15, 2024

Dajun Yang
Chairman and Chief Executive Officer
Ascentage Pharma Group International
68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China

       Re: Ascentage Pharma Group International
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 31, 2024
           CIK No. 0002023311
Dear Dajun Yang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 12, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 31, 2024
Cover Page

1.     We note the following statement on the cover page and elsewhere throughout the
       prospectus: "Ascentage Pharma Group International   s ability to pay
dividends, if any, to
       its shareholders and to service any debt it may incur will partially depend upon dividends paid by PRC subsidiaries." Please revise your disclosure, both on the cover page and elsewhere as appropriate, to clarify whether the company's PRC subsidiaries have ever paid dividends to Ascentage Pharma Group International. In addition, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across
 August 15, 2024
Page 2

       borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also disclose whether the company has any cash management policies.
Prospectus Summary
Overview, page 1

2. We note your response to our prior comment 5 and we reissue the comment. Please revise the Overview section of the prospectus summary to provide an equally prominent discussion of the challenges faced by the company and the risks and limitation that could harm the business or inhibit strategic plans. In this regard, please note that clinical data obtained in China may not be accepted by the FDA or other foreign regulators to support ongoing or future clinical trials, that the company only has an approved product in China, and that the outcome of clinical trials is uncertain.
3. We note your response to our prior comment 6 and resissue the comment. Please revise the prospectus to remove all statements concluding or implying safety or efficacy other than those relating to olverembatinib as approved in China, as such determinations are solely within the authority of the FDA and comparable foreign regulatory bodies. For example, but without limitation, we note the following:
           Your statement that    lisaftoclax, with its short half-life,
patient-friendly ramp-up
           schedule, reduced risk of drug-drug interactions, or DDIs, favorable safety profile and high response rate, can serve as a backbone molecule for combination therapies for many hematological malignancies, including and beyond CLL/SLL.
           Your references to    positive    preliminary results.
           Your references to "abundant real-world patient safety and efficacy data".
           Your statements that your pipelines    demonstrate a robust efficacy
and safety
           profile   .
           Your statement that you have    identified several compounds that
are capable of
           rapidly reducing the levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting cancer cell growth in human cancer cell lines that are dependent on
           Bcl-xL.
       You may present clinical trial end points and objective data resulting from trials without concluding safety and efficacy, and you may state that your product candidates are well tolerated, if accurate.
4. We note your response to our prior comment 7 and we resissue the comment. In all instances outside of your discussion of strategy, please remove references to your product candidates and future pipeline candidates as potentially "best-in-class" or "first-in-class"
       products. Given the current stage of development of the company   s
products, such claims
       are speculative and premature.
5. We note your response to our prior comment 9. Please revise your disclosure to either include a defined term for your use of "global" in the context of "global registrational"
       trials, or to specifically name each country in which regulatory trials are taking place in each instance where the term is used. Please also ensure footnote 2 to the pipeline table is revised accordingly.
 August 15, 2024
Page 3

6. We note your response to our prior comment 11 and reissue the comment. Please revise this section to include a discussion of your agreements with AstraZeneca, Innovent,
       Merck, and Pfizer. We note your qualification that these are "clinical collaboration agreements" and as such, this discussion should describe the cost-sharing arrangement, including each party's rights and obligations, how much of the costs each party is obligated to fund and what rights, if any, each party will have to the data resulting from the trial. To the extent that these agreements provide any rights to olverembatinib and lisaftoclax, please describe such rights. Alternatively, please provide an analysis supporting the statement in your response letter that the company is not substantially dependent on each agreement. See Item 8 of Part II of Form F-1 and Item 601(b)(10) of
       Regulation S-K.
7. We note your statement in this section and elsewhere that the company is eligible to be paid "double-digit royalties on net sales" under the Takeda exclusive option agreement.
       Please revise this disclosure in all places in which it appears to disclose the royalty rate within a range of ten percentage points. As drafted, "double-digit royalties" could refer to a royalty of 10% or 99%.
Risk Factors
Even if this offering is successful, we will need to obtain additional financing to fund our operations..., page 24

8. We note your response to our prior comment 17. Please further revise your disclosure to
       identify the    local governments    that provided subsidies to fund the
company   s operations
       in the past.
We have entered into collaborations and other relationships with leading biotechnology companies and research institutions..., page 78

9. We note the newly added disclosure on pages 79 and 80 that the company cannot guarantee that Takeda will not seek to change the terms of the exclusive option agreement and that the company cannot guarantee that Takeda will exercise the option "on terms acceptable" to the company. Please revise your disclosure to explain these statements in light of the executed agreement entered into between the parties. Capitalization, page 127

10. We note your revised disclosures in response to comment 22. Please explain to us why interest-bearing bank and other borrowings that are classified as current liabilities are not included in your capitalization.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 141

11. We note your response to our prior comment 25. Please clarify if you track your external research and development costs and explain the level on which costs are tracked
       (compound, target, indications and treatments, etc.). Given the significance of your research and development costs, your current disclosure indicating that you refocused your resources on developing key product pipelines does not sufficiently convey to investors the matters that materially impacted your research and development expenses.
 August 15, 2024
Page 4

Business
Takeda exclusive option agreement, page 200

12. We note your response to our prior comment 16 and we reissue the comment in part.
       Please revise your disclosure regarding the termination provision of the Takeda exclusive
       option agreement to define    Option Initiation Period    and    Option
Exercise Period    in the
       prospectus itself rather than referring to the agreement.
Note 17 - Investment in a Joint Venture, page F-40

13. We note your response to our prior comment 32. Please disclose the significant judgements and assumptions that you used in determining that you have significant influence over Suzhou Ascentage Harvest Venture Capital LLP. Refer to paragraph 9(e)
       of IFRS 12.
       Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   David Sharon